Exhibit 12
SS&C Technologies, Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)

	Successor			Predecessor
			November 23	January 1
	Year Ended	Year Ended	through December	through	Year Ended	Year Ended
	December 31,	December 31,	31,	November 22,	December 31,	December 31,
	2007	2006	2005	2005	2004	2003

(Loss) income before income taxes	$6,117	$(2,714)	$831	$3,370	$31,040	$19,337
Distributed income and (gains)/losses of equity investee	295	(393)	—	—	—	—
Interest expense and amortization of deferred financing costs	45,463	47,427	4,920	2,092	9	2
Portion of rentals deemed to be a reasonable approximation of the interest factor	2,629	2,642	208	2,119	1,052	1,046

Income available for fixed charges	$54,504	$46,962	$5,959	$7,581	$32,101	$20,385

Fixed Charges:
Interest expense and amortization of deferred financing costs	$45,463	$47,427	$4,920	$2,092	$9	$2
Portion of rentals deemed to be a reasonable approximation of the interest factor	2,629	2,642	208	2,119	1,052	1,046

Total fixed charges	$48,092	$50,069	$5,128	$4,211	$1,061	$1,048

Ratio of earnings to fixed charges	1.1	*	1.2	1.8	30.3	19.5
*   Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges by $3.1 million.